Exhibit 99.2

Date: May 12, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Incannex Completes Share Sale and Purchase Agreement to Wholly Acquire APIRx Pharmaceuticals USA, LLC

Melbourne, Australia, May 12, 2022 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ‘Company’) a clinical-stage pharmaceutical company developing unique medicinal cannabinoid pharmaceutical products and psychedelic medicine therapies for unmet medical needs, advises that it has entered into a Share Sale and Purchase Agreement to acquire 100% of the issued share capital in APIRx Pharmaceuticals USA, LLC (APIRx) (Acquisition).

The stakeholders in APIRx (Sellers) will be issued a total of 218,169,506 new Shares at a value of $0.573 per Share the sale and purchase of APIRx, the price agreed at the signing of the binding terms sheet and announced on March 24, 2022.  As a result of the Acquisition, APIRx will become a wholly owned subsidiary of the Company.

Completion of the proposed acquisition is subject to Incannex’s shareholders approving the issue of the new Shares to the Sellers under ASX Listing Rule 7.1 and other customary conditions. The new Shares will be issued to the Sellers at completion of the Acquisition, which is scheduled to occur in June 2022.

The Sellers give warranties and indemnities to IHL that are typical for a transaction of this kind, subject to customary liability qualifications, acknowledgements, and limitations, including in respect of minimum claim amounts, claim time limitations, maximum claim cap, no consequential loss and third-party payment reimbursements.  The Sellers provide an indemnification of Incannex for any liability incurred by any APIRx group entity arising in relation to or in connection with the APIRx group entity’s failure to comply with any of its obligations arising under law, equity, or statute in respect of the intellectual property rights in the period before the completion date. The Sellers must also ensure that APIRx carries on its business in the ordinary and normal course ahead of completion.

The Sellers have entered a voluntary escrow deed restricting the disposal of any interest in any of the Shares to be issued (Escrowed Shares). The Escrowed Shares will be escrowed for a period of 12 months from completion of the Acquisition.

CEO and managing director of Incannex, Mr Joel Latham said; “The acquisition of APIRx presents us with clear long and short-term opportunities for significant value growth. Several drug candidates have shortened regulatory pathways to break into areas of patient need representing very large global markets. These candidates are our initial development priority”.

“Incannex’s strong cash position allows us to pursue these near-term product opportunities at the same time as moving at pace to develop the Incannex combination drug candidates. Once the acquisition of APIRx has been finalised, Incannex will have many diverse projects under development, the progress over which we will update the stock exchanges with ongoingly”.

This announcement has been approved for release to ASX by the Incannex board of directors.

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: May 12, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabinoid pharmaceutical products and psychedelic medicine therapies for the treatment of anxiety disorders, obstructive sleep apnoea (OSA), traumatic brain injury (TBI)/concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis and inflammatory bowel disease. U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication represents major global markets and currently have no, or limited, existing registered pharmacotherapy (drug) treatments available to the public.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and also has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

US IR Contact

Rx Communications Group

Michael Miller

+1-917-633-6086

mmiller@rxir.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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